FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Report of Other Relevant Information

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank” or “Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

OTHER RELEVANT INFORMATION

At the general meeting held today, shareholders passed a resolution to increase share capital against reserves (hereinafter, the ‘Capital Increase’). If approved by the Bank’s Executive Committee, the Capital Increase will be used to pay out approximately 0.10 euros per share in the form of newly issued shares as announced on 29 July 2020. The timeline for the Capital Increase is as follows:

•	12 November 2020. Execution of the Capital Increase and announcement of the number of rights required to receive one share.

•

13 November 2020 (23:59 hours CET). Reference date to participate in the Capital Increase (last trading date). Those who acquired their shares in the Bank by this date (inclusive) and appear as shareholders in the registries of Iberclear at 23:59 CET on 17 November 2020, will be entitled to take part in the Capital Increase.

•	16 November 2020. Start of the rights trading period. Santander shares will trade ex-coupon (ex-date).

•	30 November 2020. End of the rights trading period.

•	4-10 December 2020. Procedures for registering the Capital Increase and admitting new shares to trading on Spanish securities markets.

•	11 December 2020. Start of ordinary trading of the new shares on Spanish securities markets, subject to required authorisation.[1] Shareholders receive their new shares.

Boadilla del Monte (Madrid), 27 October, 2020

[1]	Estimated date. The Bank shall also request that the new shares be admitted to trading on any foreign securities markets where it is listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 27, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer